FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding resignation of independent non-executive director of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on December  25, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code:  902)

ANNOUNCEMENT ON RESIGNATION OF
INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the “Board of Directors”) of Huaneng Power International, Inc. (the “Company”) recently received a written resignation report from Mr. Zhang Shouwen, an independent non-executive director of the Company. Due to work requirement, Mr. Zhang Shouwen applied to resign from the position of the independent non-executive director of the Eighth Session of the Board of Directors of the Company, and to resign as a member of the Audit Committee and Nomination Committee under the Board of Directors.

Pursuant to the regulations set out in the “Guidance Opinion regarding the establishment of the system on independent directors for listed companies”, the articles of association of the Company and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited etc., given that the resignation of Mr. Zhang Shouwen will result in the number of independent non-executive directors of the Company to fall below one third of the members of the Board of Directors, the effective date of the resignation report shall take place on the date on which new independent non-executive director is elected at the general meeting of the Company. Prior to that, Mr. Zhang Shouwen shall continue to perform his duties of the independent non-executive director according to laws, administrative requirement and the articles of association of the Company.

Mr. Zhang Shouwen confirms that he has no disagreement with the Board of Directors of the Company and there is no matter relating to his resignations that needs to be brought to the attention of the shareholders and creditors of the Company.

The Board of Directors of the Company is satisfied with the work by Mr. Zhang Shouwen during his term of tenure, and pays high regards to the contribution he made towards the development of the Company over the years. It expresses its sincere gratitude to Mr. Zhang.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Guo Junming
(Non-executive Director)
Liu Guoyue
(Executive Director)
Li Shiqi
(Non-executive Director)
Huang Jian
(Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Li Zhensheng
(Independent Non-executive Director)
Zhang Shouwen
(Independent Non-executive Director)
Yue Heng
(Independent Non-executive Director)
Geng Jianxin
(Independent Non-executive Director)
Xia Qing
(Independent Non-executive Director)

Beijing, the PRC
25 December 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:  December 25, 2015

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